                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                Envoy Corporation
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    293982104
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  293982104              SCHEDULE 13G       PAGE   2    OF   10  PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          TRANSAMERICA CORPORATION
          94-0932740
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     3,593,800*  *SEE NOTE TO EXHIBIT A
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               3,593,800*  *SEE NOTE TO EXHIBIT A
                       --------------------------------------------------------

  (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,593,800* *SEE NOTE TO EXHIBIT A
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          16.67%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          HC
          ---------------------------------------------------------------------

CUSIP NO.  293982104              SCHEDULE 13G       PAGE   3    OF  10    PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
          95-1060502
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          CALIFORNIA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     2,778,800* *SEE NOTE TO EXHIBIT A
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               2,778,800* *SEE NOTE TO EXHIBIT A
                       --------------------------------------------------------

  (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,778,800* *SEE NOTE TO EXHIBIT A
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          12.89%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          HC and IC
          ---------------------------------------------------------------------






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CUSIP NO.  293982104              SCHEDULE 13G       PAGE   4    OF  10    PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          TRANSAMERICA INSURANCE CORPORATION OF CALIFORNIA
          95-2634355
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          CALIFORNIA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     2,778,800*  *SEE NOTE TO EXHIBIT A
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               2,778,800*  *SEE NOTE TO EXHIBIT A
                       --------------------------------------------------------

  (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,778,800* *SEE NOTE TO EXHIBIT A
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          12.89%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          HC and IC
          ---------------------------------------------------------------------

CUSIP NO.  293982104              SCHEDULE 13G       PAGE   5    OF  10    PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          TRANSAMERICA INVESTMENT SERVICES, INC.
          94-1632699
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     3,593,800
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               3,593,800
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,593,800
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          16.67%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          IA
          ---------------------------------------------------------------------

Item 1(a).        Name of Issuer.

                  Envoy Corporation.

Item 1(b).        Address of Issuer's Principal Executive Offices.

                  Two Lakeview Place, 15 Century Blvd., Suite 600, Nashville, TN 37214.

Item 2(a).        Name of Person Filing.

                  This statement is filed by Transamerica Corporation ("Transamerica"), Transamerica Occidental Life Insurance Company ("Occidental"), the parent of Transamerica Life Insurance and Annuity Company ("TALIAC"); Transamerica Insurance Corporation of California ("TICC"), the parent of Occidental and indirect parent of TALIAC; and Transamerica Investment Services, Inc. ("TIS") (collectively, the "Companies").

Item 2(b).        Address of Principal Business Office or, if none, Residence.

                  The address of Transamerica is 600 Montgomery Street, San Francisco, CA 94111. The address of each of the other Companies is 1150 South Olive Street, Los Angeles, CA 90015.

Item 2(c).        Citizenship.

                  Occidental and TICC are California corporations. TALIAC is a North Carolina corporation and TIS and Transamerica are Delaware corporations.


Item 2(d).        Title of Class of Securities.

                  Common Stock, no par value ("Common Stock").

Item 2(e).        CUSIP Number.

                  293982104.

Item 3.           Type of Reporting Person.

                  Each of the Companies is filing this statement pursuant to Rule 13d-1(c) and Rule 13d-2(b). TALIAC is an insurance company as defined in
Section 3(a)(19) of the Securities Exchange Act of 1934; Occidental and TICC are insurance companies as defined in Section 3(a)(19) of the Securities Exchange Act of 1934 and parent holding companies in accordance with Rule 13d-1(b)(1)(ii)(G). TIS is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Transamerica is a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G).

Item 4.           Ownership.

                  Reference is hereby made to Items 5-9 and 11 of each of the cover pages to this statement, which items are incorporated by reference herein.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person.

                  Transamerica may be deemed to be the beneficial owner of 3,593,800 shares of Common Stock, of which 95,000 shares are owned directly by Transamerica. The remaining 2,683,800 shares, including 720,000 shares owned for the benefit of non-affiliate investment advisory clients of TIS, are beneficially owned by direct and indirect subsidiaries of Transamerica.*

                  Occidental may be deemed to be the beneficial owner of 2,778,800 shares of Common Stock, 1,838,000 of which Occidental owns directly, and 940,800 of which are owned by Occidental's subsidiaries, TALIAC and Transamerica Life Insurance Company of Canada ("TLIC Canada").*

                  TICC may be deemed to be the beneficial owner of the 2,778,800 shares of Common Stock beneficially owned by its subsidiary, Occidental, and by its indirect subsidiaries, TALIAC and TLIC Canada.*

                  TIS is deemed to be the beneficial owner of 3,593,800 shares of Common Stock pursuant to separate arrangements whereby TIS acts as investment adviser to certain individuals and entities, including Occidental, TALIAC and TLIC Canada. Each of the individuals and entities for which TIS acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities purchased or held pursuant to such arrangements.

                  To the knowledge of the Companies, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

                  *See Note to Exhibit A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Each of the Companies is filing this Statement pursuant to Rule 13d-1(c) and Rule 13d-2(b). Transamerica is a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). The identity and Item 3 classification of its relevant subsidiaries are set forth on Exhibit A attached hereto and incorporated herein by reference.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signatures


                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 12, 1999

                                TRANSAMERICA CORPORATION



                                By /s/ RICHARD N. LATZER
                                   ---------------------------------------------
                                   Senior Vice President

                                TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY



                                By /s/ RICHARD N. LATZER
                                   ---------------------------------------------
                                   Richard N. Latzer
                                   Chief Investment Officer


                                TRANSAMERICA INSURANCE CORPORATION OF CALIFORNIA



                                By /s/ RICHARD N. LATZER
                                   ---------------------------------------------
                                   Richard N. Latzer
                                   Senior Vice President,
                                   Transamerica Corporation
                                   Its Attorney-in-Fact


                                TRANSAMERICA INVESTMENT SERVICES, INC.



                                By /s/ RICHARD N. LATZER
                                   ---------------------------------------------
                                   Richard N. Latzer
                                   President and Chief Executive Officer

                  Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned, Transamerica Corporation, a Delaware Corporation, Transamerica Occidental Life Insurance Company, a California corporation, Transamerica Life Insurance and Annuity Company, a California corporation, Transamerica Investment Services, Inc., a Delaware corporation, and each of them, hereby agree that the statement on Schedule 13G dated February 12, 1999, and any amendments thereto, are filed on behalf of each of them.

February 12, 1999

                                TRANSAMERICA CORPORATION



                                By /s/ RICHARD N. LATZER
                                   ---------------------------------------------
                                   Senior Vice President


                                TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY



                                By /s/ RICHARD N. LATZER
                                   ---------------------------------------------
                                   Richard N. Latzer
                                   Chief Investment Officer


                                TRANSAMERICA INSURANCE CORPORATION OF CALIFORNIA



                                By /s/ RICHARD N. LATZER
                                   ---------------------------------------------
                                   Richard N. Latzer
                                   Senior Vice President,
                                   Transamerica Corporation
                                   Its Attorney-in-Fact


                                TRANSAMERICA INVESTMENT SERVICES, INC.



                                By /s/ RICHARD N. LATZER
                                   ---------------------------------------------
                                   Richard N. Latzer
                                   President and Chief Executive Officer

                                    Exhibit A


                  Each of Occidental, TALIAC and TLIC Canada is an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934. TALIAC and TLIC Canada are wholly owned subsidiaries of Occidental, and Occidental is a wholly owned subsidiary of TICC.

                  TICC is an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934. TIS is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Both TICC and TIS are wholly owned subsidiaries of Transamerica Corporation ("Transamerica").

                  Note: Management of the affairs of subsidiaries of Transamerica, including decisions respecting dispositions and/or voting of the shares of the Common Stock beneficially owned by such subsidiaries, resides in respective officers and directors of the subsidiaries and is not directed by Transamerica or other subsidiaries. Accordingly, the filing of this Schedule 13G by TICC and Occidental is not intended as, and should not be deemed, an acknowledgment of beneficial ownership or shared voting or dispositive power by them of the shares of the Common Stock beneficially owned by their subsidiaries, and such beneficial ownership or attribution of shared voting or dispositive power is expressly disclaimed.